                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILE PURSUANT TO
                                  RULE 13D-2(a)

                                (AMENDMENT NO. 2)

                             VANGUARD AIRLINES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92201B 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             J.F. Shea Company, Inc.
                              655 Brea Canyon Road
                            Walnut, California 91789
                                 (909) 594-9500
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                                 with copies to:

                             Brian S. Gillman, Esq.
                             Vanguard Airlines, Inc.
                           7000 Squibb Road, 3rd Floor
                              Mission, Kansas 66202
                                 (913) 789-1388

                       August 12, 1998 and August 14, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ___

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------------------------------                                                  -------------
CUSIP NO.  92201B 10 9                            13D                             PAGE 2 OF  12
--------------------------------                                                  -------------

------- ---------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        J.F. Shea Company, Inc.
              94-1530032
------- ---------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) __   Not Applicable
        (b) X
------- ---------------------------------------------------------------------------------------
3       SEC USE ONLY

------- ---------------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
------- ---------------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e) __
------- ---------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada
------------------------- ---- ----------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER
         SHARES                    22,348,888
      BENEFICIALLY
        OWNED BY
       REPORTING
      PERSON WITH
                          ---- ----------------------------------------------------------------
                          8    SHARED VOTING POWER
                                   0
                          ---- ----------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                                   22,348,888
                          ---- ----------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                   0
------- ---------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        22,348,888
------- ---------------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __ Not Applicable
------- ---------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        25.3%
------- ---------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
------- ---------------------------------------------------------------------------------------

--------------------------------                                                  -------------
CUSIP NO.  92201B 10 9                            13D                             PAGE 3 OF  12
--------------------------------                                                  -------------

------- ---------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Edmund H. Shea, Jr.
        ###-##-####
------- ---------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) __     Not Applicable
        (b) X
------- ---------------------------------------------------------------------------------------
3       SEC USE ONLY

------- ---------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        Not Applicable
------- ---------------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) __
------- ---------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
------------------------- ---- ----------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER
         SHARES                     365,000
      BENEFICIALLY
        OWNED BY
       REPORTING
      PERSON WITH
                          ---- ----------------------------------------------------------------
                          8    SHARED VOTING POWER
                               22,348,888* (See item 5 below)
                          ---- ----------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               365,000
                          ---- ----------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               22,348,888*
                               (See item 5 below)
------- ---------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        22,713,888* (see item 5 below)
------- ---------------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __ Not Applicable
------- ---------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        25.7%
------- ---------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ---------------------------------------------------------------------------------------

--------------------------------                                                  -------------
CUSIP NO.  92201B 10 9                            13D                             PAGE 4 OF  12
--------------------------------                                                  -------------

------- ---------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        John F. Shea
        ###-##-####
------- ---------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) __     Not Applicable
        (b) X
------- ---------------------------------------------------------------------------------------
3       SEC USE ONLY

------- ---------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        Not Applicable
------- ---------------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) __
------- ---------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
------------------------- ---- ----------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER
         SHARES                -0-
      BENEFICIALLY
        OWNED BY
       REPORTING
      PERSON WITH
                          ---- ----------------------------------------------------------------
                          8    SHARED VOTING POWER
                               22,348,888* (See Item 5 below)
                          ---- ----------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               -0-
                          ---- ----------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               22,348,888* (See Item 5 below)
------- ---------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        22,348,888* (See Item 5 below)
------- ---------------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __ Not Applicable
------- ---------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        25.3%
------- ---------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ---------------------------------------------------------------------------------------

--------------------------------                                                  -------------
CUSIP NO.  92201B 10 9                            13D                             PAGE 5 OF  12
--------------------------------                                                  -------------

------- ---------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Peter O. Shea, Jr.
        ###-##-####
------- ---------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) __     Not Applicable
        (b) X
------- ---------------------------------------------------------------------------------------
3       SEC USE ONLY

------- ---------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        Not Applicable
------- ---------------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) __
------- ---------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
------------------------- ---- ----------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER
         SHARES                -0-
      BENEFICIALLY
        OWNED BY
       REPORTING
      PERSON WITH
                          ---- ----------------------------------------------------------------
                          8    SHARED VOTING POWER
                               22,348,888* (See Item 5 below)
                          ---- ----------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               -0-
                          ---- ----------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               22,348,888* (See Item 5 below)
------- ---------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        22,348,888* (See Item 5 below)
------- ---------------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __ Not Applicable
------- ---------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        25.3%
------- ---------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ---------------------------------------------------------------------------------------

--------------------------------                                                   ------------
CUSIP NO.  92201B 10 9                            13D                              PAGE 6 OF  12
--------------------------------                                                   ------------

------- ---------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        James G. Shontere
------- ---------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) __     Not Applicable
        (b) X
------- ---------------------------------------------------------------------------------------
3       SEC USE ONLY

------- ---------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        Not Applicable
------- ---------------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) __
------- ---------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
------------------------- ---- ----------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER
         SHARES                -0-
      BENEFICIALLY
        OWNED BY
       REPORTING
      PERSON WITH
                          ---- ----------------------------------------------------------------
                          8    SHARED VOTING POWER
                               22,348,888* (See Item 5 below)
                          ---- ----------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               -0-
                          ---- ----------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               22,348,888* (See Item 5 below)
------- ---------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        22,348,888* (See Item 5 below)
------- ---------------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __ Not Applicable
------- ---------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        25.3%
------- ---------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ---------------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Vanguard Airlines, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at the Kansas City International Airport, 30 N.W. Rome Circle - Mezzanine Level, Kansas City, Missouri 64153.

Item 2. Identity and Background.

      (a), (b) and (c) This Schedule 13D is filed on behalf of J.F. Shea Company, Inc. ("JFSCI"), John F. Shea, Edmund H. Shea, Jr. And Peter O. Shea (collectively, the "Reporting Persons").

            JFSCI is a Nevada corporation whose principal business is construction, land development and venture capital investment. Its business address is 655 Brea Canyon Road, Walnut, California 91789. The names of the executive officers and directors of JFSCI, their addresses, citizenship and principal occupations are as follows:


                                                                        PRINCIPAL
NAME AND                                                                OCCUPATION
OFFICE HELD                  BUSINESS ADDRESS           CITIZENSHIP     OR EMPLOYMENT


John F. Shea                 655 Brea Canyon Rd.          USA           President of
President and                Walnut, CA 91789                           JFSCI
Director

Edmund H. Shea, Jr.          655 Brea Canyon Rd.          USA           Vice President of
Vice President and           Walnut, CA 91789                           JFSCI
Director

Peter O. Shea                655 Brea Canyon Rd.          USA           Vice President of
Vice President and           Walnut, CA 91789                           JFSCI
Director

James G. Shontere            655 Brea Canyon Rd.          USA           Secretary/
Secretary/ Treasurer         Walnut, CA 91789                           Treasurer of
and Director                                                            JFSCI


      (d) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

      On August 6, 1998 and August 12, 1998, J.F. Shea Co., Inc., exchanged warrants to purchase 6,048,000 shares of Common Stock for an aggregate of 4,055,977 shares of Common Stock pursuant to the cashless exercise provisions of such warrants. On August 14, 1998, J.F. Shea Co., Inc. purchased 1,702,500 shares of Common Stock pursuant to the exercise of outstanding options in an aggregate of $851,250. The funds used were from working capital.

Item 4. Purpose of Transaction.

      The Reporting Persons purchased the securities to retain or increase their respective equity interests in the Issuer. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer.

      The Reporting Persons are regularly engaged in the business of investing in publicly held and private companies. In connection with their investments, the Reporting persons analyze the operations, capital structure and markets of the companies in which they invest, including the Issuer. As a result of these analytical activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the strategic direction, operations, management or capital structure of such companies as a means of enhancing shareholder value. Such communications may take place with the Issuer's management, members of the Board of Directors, other shareholders, security analysts or others. In particular, the Reporting Persons believe that it would be desirable for the Issuer to explore various strategic, operating and/or financial relationships with Frontier Airlines or others, including possible business combinations.

      Although the Reporting Persons reserve the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time they have no plans or proposals that relate to or would result in any of the following:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) any action similar to any of those enumerated in (a) through (i) above.


Item 5. Interest in Securities of the Issuer.

      (a) As of November 30, 1998, JFSCI held and beneficially owned 22,348,888 shares of Common Stock, which represented approximately 25% of the sum of the 85,356,528 shares of Common Stock outstanding as of September 30, 1998, and the 3,024,000 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock. As of November 30, 1998, Mr. Edmund Shea beneficially owned a total of 365,000 shares of Common Stock. Mr. Edmund Shea, Mr. Peter Shea, Mr. John Shea and James Shontere may be deemed to be the beneficial owners of the 22,348,888 shares of Common Stock owned by JFSCI by virtue of their stock ownership in JFSCI and their position as a director and executive officer of JFSCI. The 22,713,888 shares of Common Stock Mr. Edmund Shea may be deemed to beneficially own represents approximately 26% of the sum of the 85,356,528 shares of Common Stock outstanding as of September 30, 1998, the 3,024,000 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock, and the Option for 200,000 shares held by Mr. Edmund Shea. Of the 22,713,888 shares of Common Stock Mr. Edmund Shea may be deemed to beneficially own, 22,348,888 shares are held by JFSCI, of which Mr. Edmund Shea is a director, executive officer and stockholder, 200,000 shares are held by Mr. Edmund Shea in the form of an immediately exercisable option, 90,000 shares are held by the E & M R.P. Trust, a California trust (the "Trust"), of which Mr. Edmund Shea is a trustee, and 90,000 shares are held by Siam, of which the Trust is the general partner. Mr. Edmund Shea disclaims beneficial ownership of the shares held by Siam, except to the extent of the Trust's interest in Siam. The Trust has a 4.97% interest in Siam.

      (b) As of November 30, 1998, the Reporting Person's power to vote or dispose of the shares of Common Stock reported as being beneficially owned by him or it was as follows:

                                        Voting                            Disposition
----------------------------------------------------------------------------------------------
COMMON STOCK                    Sole             Shared              Sole             Shared
------------                    ----             ------              ----             ------

Edmund H. Shea, Jr.           365,000          22,348,888           365,000         22,348,888

JFSCI                        22,348,888             0             22,348,888            0

Peter O. Shea                   -0-            22,348,888             -0-           22,348,888

John F. Shea                    -0-            22,348,888             -0-           22,348,888

James G. Shontere               -0-            22,348,888             -0-           23,348,888


      Of the 22,713,888 shares of Common Stock Mr. Edmund Shea may be deemed to beneficially own as of November 30, 1998, Mr. Shea shares voting and dispositive power with respect to the 22,348,888 shares (including 3,024,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock) beneficially owned by JFSCI with the other stockholders of JFSCI. Mr. Shea is a director, executive officer and stockholder of JFSCI. For information regarding JFSCI, see Item 2 above.

      Mr. Edmund Shea also shares voting and dispositive power with respect to the 90,000 shares held by Siam with the other partners of Siam. Siam is a California limited partnership with its principal business and principal office at 655 Brea Canyon Road, Walnut, California 91789. Siam's principal business consists of investment activities. During the last five years, neither Siam nor any of its partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Siam nor any of its partners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

      Because voting and investment decisions with respect to the securities held by JFSCI may be made by or in conjunction with the other Reporting Persons, the Reporting Persons may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 22,348,888 shares of the Common Stock. As a shareholder, director and executive officer of JFSCI, each of John F. Shea, Edmund H. Shea, Jr. and Peter O. Shea might be deemed to be the beneficial owner of the securities beneficially owned by JFSCI. Although each such person is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he or any of the other shareholders, directors or executive officers of JFSCI is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by JFSCI.

      (c) The Reporting Persons did not effect any transactions other than those set forth in Items 3 and 4 above.

      (d)   Not applicable.

      (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

            The following material is filed as an Exhibit to this Schedule 13D:

            1.    Joint Filing Agreement, dated December 1, 1998, between Edmund
                  H. Shea, Jr., Peter O. Shea, John F. Shea, James G. Shontere and J.F. Shea Company, Inc.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 1, 1998.

                                        J.F. SHEA COMPANY, INC.

                                        By:   /s/ Edmund H. Shea, Jr.
                                            ------------------------------------
                                            Name: Edmund H. Shea, Jr.
                                            Title: Vice President


                                           /s/ Edmund H. Shea Jr.
                                        ----------------------------------------
                                            Edmund H. Shea, Jr.


                                           /s/ Peter O. Shea
                                        ----------------------------------------
                                            Peter O. Shea


                                           /s/ John F. Shea
                                        ----------------------------------------
                                            John F. Shea


                                           /s/ James G. Shontere
                                        ----------------------------------------
                                            James G. Shontere

                                   EXHIBIT A

                            JOINT FILING UNDERTAKING


     The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment to Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.


Dated: December 1, 1998                 J.F. SHEA COMPANY, INC.


                                        By: /s/ Edmund H. Shea, Jr.
                                           ---------------------------------
                                           Name:  Edmund H. Shea, Jr.
                                           Title: Vice President


                                           /s/ Edmund H. Shea, Jr.
                                           ------------------------------------
                                           Edmund H. Shea, Jr.


                                           /s/ Peter O. Shea
                                           ------------------------------------
                                           Peter O. Shea


                                           /s/ John F. Shea
                                           ------------------------------------
                                           John F. Shea


                                           /s/ James G. Shontere
                                           ------------------------------------
                                           James G. Shontere